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Washington, D.C. 20549

Re:	URS Corporation
Registration Statement on Form S-4
Filed April 17, 2013
File No. 333-187968

Dear Mr. Ingram:

This letter is submitted on behalf of URS Corporation (the “Company”) and URS Fox US LP (together with the Company, the “Co-Issuers”) in response to comments raised by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in the Staff’s letter dated May 14, 2013 regarding the above-referenced filing (the “Registration Statement”) to Mr. Joseph Masters, General Counsel and Secretary of the Company. Set forth below are the Co-Issuers’ responses to the Staff’s comments. The Co-Issuers will submit (via EDGAR) Amendment No. 1 to the Registration Statement on Form S-4/A, which will reflect changes made to the Registration Statement in response to the Staff’s comments.

The Co-Issuers’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments in italicized text and the Co-Issuers’ response is set forth immediately following each Staff comment.

General

1.	Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 28, 2012 have been resolved.

June 17, 2013

Response: We acknowledge that you will not be in a position to accelerate the effectiveness of our registration statement until all outstanding issues related to the review of our Form 10-K for the fiscal year ended December 28, 2012 have been resolved.

2.	Please refer to your supplemental letter dated April 17, 2013 stating that you are registering the exchange offer in reliance on our positions enunciated in Exxon Capital Holdings, Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please revise this letter to include a representation that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the Exchange Notes.

Response: The Company will revise the supplemental letter as requested.

3.	Please disclose in the Table of Additional Registrants, and elsewhere as appropriate, that all of the guarantor subsidiaries are 100% owned by URS Corporation and that the guarantees are full and unconditional and joint and several, to the extent accurate. Where you disclose that the guarantees are full and unconditional, please also describe the circumstances when a guarantor may be released. Please also provide these disclosures when presenting the condensed consolidating financial statements in accordance with Article 3-10 of Regulation S-X in all of your periodic reports and in any amendments to the Form 8-K originally filed on April 17, 2013.

Response: The Company will revise the Registration Statement as requested in the Table of Additional Registrants and on pages 4, 24 and 25. We will also provide these disclosures when presenting the condensed consolidating financial statements in all of our periodic reports and in any amendments to the Form 8-K originally filed on April 17, 2013.

Prospectus Cover Page

4.	Please disclose on the cover page that (1) broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and (2) broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response: The Company will revise the cover page of the Registration Statement as requested.

June 17, 2013

5.	Please revise to include the guarantees in the heading on the prospectus cover page as the guarantees constitute a separate security.

Response: The Company will revise the cover page of the Registration Statement as requested.

Forward-Looking Statements, page 13

6.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please delete all references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: The Company will revise the Registration Statement as requested to remove the reference to the Private Securities Litigation Reform Act of 1995.

The Exchange Offer, page 16

Conditions to the Exchange Offer, page 21

7.	We note that you may determine in your “sole discretion” whether certain offer conditions have occurred. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response: The Company will revise the Registration Statement as requested on pages 2 and 22 to change the “sole discretion” standard to the objective “reasonable discretion” standard.

Signatures

8.	For each guarantor, please have the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors (or persons performing similar functions) sign the registration statement. See Instruction 1 to Signatures on Form S-4.

Response: The Company will revise the signature pages of the Registration Statement as requested.

June 17, 2013

Exhibits

General

9.	Please file the articles of incorporation and the bylaws, or instruments corresponding thereto, for each of the guarantors. See Item 601(b)(3) of Regulation S-K.

Response: The Company will revise the Registration Statement as requested and will add Exhibits 3.5 through 3.76.

Legal Opinion

10.	We note that the opinion covers the internal laws of the State of New York and that many of the guarantors are incorporated in jurisdictions outside of New York. Please advise why you believe that the opinion of Latham & Watkins meets the requirements of Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF).

Response: The Company will revise the legal opinion of Latham & Watkins LLP as requested so that it covers the internal laws of the jurisdictions of all of the issuers and guarantors. We will file additional legal opinions of local counsel as Exhibits 5.2 through 5.10.

11.	We note that counsel has assumed that the Indenture has been duly authorized, executed and delivered by the parties thereto, and that this assumption does not carve out the guarantors. Please note that this assumption is not appropriate with respect to the guarantors. Please have counsel revise accordingly.

Response: The Company will revise this assumption in the legal opinion of Latham & Watkins LLP as requested.

Please direct any questions or comments regarding the foregoing to the undersigned at (212) 891-7421. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk
Latham & Watkins LLP

cc:	Erin Jaskot, Securities and Exchange Commission
Joseph Masters, URS Corporation